November 7, 2024

Mark McClain
Chief Executive Officer
SailPoint Parent, LP
11120 Four Points Drive, Suite 100
Austin, TX 78726

       Re: SailPoint Parent, LP
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 24, 2024
           CIK No. 0002030781
Dear Mark McClain:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 10, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. Regarding the disclosure on page 3, identify all non-GAAP financial measures as non-
       GAAP and fully comply with the disclosure guidance in Item 10(e) of Regulation S-
       K. Similarly revise your disclosures elsewhere, as applicable.
 November 7, 2024
Page 2
2. Correct the amount of your net loss for the year ended January 31, 2023, disclosed in the second paragraph on page 3. Also, identify the net loss for the year ended
       January 31, 2022 as the predecessor's net loss. Similarly revise your disclosures here, in MD&A, and elsewhere in your filing to clearly distinguish between the results of your operations and the results of your predecessor's operations. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 72

3. Please discuss how the change in control in August 2022 has impacted the operating results of your business, including your discussions of your income statement line-
       items and the operations underlying your key business metrics. Also, explain why it is meaningful to compare the performance of current management to the previous management. Describe any business decisions of current management that impacted the changes in your income statement line-items or have resulted in the improvement in your metrics.
Key Business Metrics, page 76

4. Identify the metrics of your predecessor in your comparisons of key business metrics.
Non-GAAP Financial Measures, page 79

5. To avoid undue prominence, please present and discuss Non-GAAP financial measures after the discussion of your results of operations. Refer to
Item
       10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation
       Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial
       Measures.
Results of Operations, page 85

6. We note your response to prior comment 12. Provide pro forma financial information to give effect to the August 2022 acquisition of SailPoint Technologies Holdings, Inc., prepared in accordance with Article 11 of Regulation S-X. In addition, as we previously stated in our comment, the pro forma financial information should not be discussed in MD&A in isolation or presented with greater prominence than a discussion of the historical financial statements required by Item 303 of
       Regulation S-K. In this regard, you should provide a comparative discussion of the audited financial statements, which reflect the acquisition occurring in August 2022.
       Your pro forma discussion should be identified as such and clearly explain what is being presented, how the amounts were calculated, and why it is meaningful.
Business
Technology, page 120

7. We note your response to prior comment 14 and your disclosure that Identity Cube is a key element of your data layer underpinning Atlas and that Identity Security Cloud is built on the Atlas platform. Please expand your disclosure to specifically clarify whether Identity Cube is available to customers who use IdentityIQ and, if so, how such customers may use Identity Cube.
 November 7, 2024
Page 3
Consolidated Financial Statements
Consolidated Balance Sheets, page F-7

8. We note in conjunction with the Corporate Conversion, all of your outstanding partnership interests will be converted into shares of common stock. Please comply with the guidance in SAB Topic 4:C or advise us.
Consolidated Statements of Operations, page F-8

9. We note the number of shares of common stock to be received by former partners of
       SailPoint Parent, LP in the Corporate Conversion will be determined by reference to the initial public offering price per share of your common stock. Please present restated earnings per share, computed in a manner similar to a stock split or stock dividend for which retroactive treatment is required in accordance with the guidance in ASC paragraph 260-10-55-12 or advise us.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Mitchell Austin at 202-551-
3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Bradley Reed, Esq.